Exhibit 99.3

Plus Markets: CLK

OTCBB: CLKTF

CALCITECH MANDATES LEAD ARRANGER FOR GERMAN PROJECT

Magdeburg, Germany, 6th November 2006, CalciTech Ltd. (Plus Markets: CLK; OTCBB: CLKTF) announces today the agreement of the principal terms for the financing of its first 100,000 tonnes per annum SCC plant in Leuna, Germany, with HSH Nordbank AG of Hamburg, Germany.

The Directors, in a meeting held 24th October 2006 at CalciTech Deutschland's new executive offices in Magdeburg, approved terms and authorised the mandate of HSH Nordbank to arrange funding. Completion is planned before Christmas this year to ensure commencement of the building activities in January 2007.

Roger Leopard, CalciTech's CEO, stated that, "The appointment of HSH Nordbank by CalciTech's operating subsidiaries marks the start of the final funding processes towards building the plant at Leuna. We are happy to mandate HSH Nordbank, who has expressed interest to fund a number of future plants, this being the first. We are very pleased to work with such a strong partner and would invite shareholders to visit www.hsh-nordbank.de for further information."

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.